T A L I S M A N

E N E R G Y

Talisman Energy Adds 170,000 Net Acres
In Pennsylvania Marcellus & Montney Shale
Announces Accelerated Shale Gas Program

CALGARY, Alberta – November 3, 2009 – Talisman Energy Inc. announced that it has substantially increased its landholdings in two of the top unconventional natural gas plays in North America and is increasing its development programs.

"I am very excited as we accelerate our shale programs in North America on the heels of excellent drilling results and the continued growth of a very large, high-quality land position in two of the best shale plays in North America," said Paul Smith, Executive Vice President, North American Operations. "We have positioned ourselves for a significant increase in drilling and production in the Marcellus shale next year and are planning to move segments of our Montney shale play to commercial development at the beginning of next year.

"We have been successful in doubling our Tier 1 unconventional acreage in the Pennsylvania Marcellus and the Montney shales over the past few months. Recognizing that not all shale acreage is created equal, we define Tier 1 as top quality acreage with an expected full cycle breakeven of approximately $4/mcf. In these two plays alone, we have added 170,000 net acres through a combination of acquisitions and swaps for C$570 million. The Company now holds approximately 350,000 net acres of Tier 1 land in these two areas, with the potential for 4,800 net drilling locations.

"I am also pleased to announce that we are restructuring our North American operations into two businesses, Shale and Conventional, recognizing each has a different business model and each will play different strategic roles within Talisman. Jim Fraser, who has headed our very successful Marcellus program, will be in charge of the Shale business. Jonathan Wright, who has led Talisman's business in Malaysia, and who has extensive experience in North America, will run our Conventional operations.

"We have seen excellent drilling results in the Pennsylvania Marcellus and each well looks better than the previous one. Average drilling and completion (D&C) costs are down to US$4.3 million per well. Our average assumption for expected ultimate recovery (EUR) over all Tier 1 acreage has increased by 17%, to 3.5 bcf per well, with the last five wells displaying EURs of 6 bcf. Average 30-day initial production (IP) rates for wells drilled year-to-date was 4.5 mmcf/d, with the last six wells at 5 mmcf/d or better. We are currently producing over 50 mmcf/d (sales gas) and expect to exit the year at approximately 70 mmcf/d.

"With the growing success of our Pennsylvania shale program, we have decided to open an office in Pittsburgh because it makes sense to shift our center of gravity and manage the rapid growth of our US shale development programs closer to the majority of our activity. We will be keeping our field office in Horseheads, New York.

"Our pilot programs in the Montney shale have also been very successful with 20 pilot wells now planned for 2009. We have de-risked segments of the Montney shale play and expect to commence commercial development in some areas at the beginning of next year.

"We have demonstrated considerable success in accelerating our shale gas growth strategy over a relatively short period of time. This has given us the confidence to accelerate our programs in the Marcellus and Montney shales. We are also seeing continuing success in our Montney Core unconventional program, with an expected exit rate of 50 mmcf/d, and we are drilling the first of two planned horizontal wells in Quebec."

Talisman in the Pennsylvania Marcellus Shale Play

Talisman started commercial development in the Marcellus shale late in 2008. Year-to-date, the Company has drilled 31 gross wells (27 net) with approximately 60 horizontal wells planned by year end. Talisman has added a third rig and plans to move to six rigs by the end of the year. Production was 5 mmcf/d at the beginning of the year and is currently over 50 mmcf/d (Talisman working interest sales gas), with an expected exit rate of approximately 70 mmcf/d.

Average D&C costs are down to US$4.3 million per well, while the average EUR has increased by 17% to 3.5 bcf per well, with the last five wells in the Marcellus at 6 bcf. Thirty day IP rates for all wells drilled year-to-date have averaged 4.5 mmcf/d, with the last six wells at 5 mmcf/d or better.

The Company started the year with 140,000 acres in the Pennsylvania Marcellus, 90,000 of which the Company internally high-graded as Tier 1 acreage. Through a combination of land acquisitions (at an average cost of US$3,250/acre) and land swaps, Talisman has added over 90,000 Tier 1 acres in the Pennsylvania Marcellus shale year-to-date, doubling its Tier 1 acreage to approximately 180,000 acres. Talisman believes it has approximately 1,800 net well locations on this acreage.

The Company expects a full cycle breakeven on this Tier 1 acreage of approximately US$4/mmbtu.

In total, Talisman currently holds 214,000 net acres in the Pennsylvania Marcellus. These are highly contiguous acres concentrated around the Bradford and Tioga counties in northeastern Pennsylvania.

Talisman in the Montney Shale Play

Talisman's focus in the Montney shale in 2009 has been in the Greater Groundbirch, Greater Farrell and Greater Cyprus areas. The Company expects to complete 20 pilot wells this year (11 horizontal). Talisman intends to move segments of the play to commercial development at the beginning of 2010.

With the pilot phase just being completed, and the competitive dynamics of the area, Talisman is not providing guidance on D&C costs, IPs or EURs at this time. However, the Company expects a full cycle breakeven of approximately C$4/mcf.

The Company started the year with 178,000 acres in the Montney shale, 85,000 of which were internally high-graded as Tier 1 acreage. Talisman has been an active participant in Montney land sales this year, adding over 80,000 Tier 1 acres (at an average cost C$3,500/acre) year-to-date, doubling its Tier 1 acreage to 166,000 acres. Talisman believes it has approximately 3,000 net well locations on this acreage. In total, Talisman currently holds 270,000 net acres in the Montney shale.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman's three main operating areas are North America, the North Sea and Southeast Asia. The Company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries: Shareholder and Investor Inquiries:

David Mann, Vice-President   Christopher J. LeGallais, Vice-President
Corporate & Investor Communications   Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210   Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com   E-mail: tlm@talisman-energy.com

20-09

Forward-Looking Information

This news release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

- business strategy, plans and priorities;
- planned development and drilling and expected production in the Marcellus;
- planned development and drilling in the Montney;
- expected breakeven costs;
- estimated number of well locations; and
- other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Each of the forward-looking information listed above are based on Talisman's 2009 capital program announced on January 13, with the revisions described in Talisman's management's discussion and analysis for the nine months ended September 30, 2009. The material assumptions supporting the 2009 capital program, as revised, are: (1) 2009 annual production of between 423,000-426,000 boe/d; (2) a US$60/bbl WTI oil price for 2009 and (3) a US$4/mmbtu NYMEX natural gas price for 2009. 2009 production estimates are subject to the timing of development activities and include the anticipated completion of planned dispositions. The completion of any planned disposition is contingent on various factors including market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals of such dispositions.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to:

- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;

- risks and uncertainties involving geology of oil and gas deposits;
- the uncertainty of reserves and resources estimates, reserves life and underlying reservoir-risk;
- the uncertainty of estimates and projections relating to production, costs and expenses;
- the impact of the economy and credit crisis on the ability of the counterparties to the Company's commodity price derivative contracts to meet their obligations under the contracts;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- the outcome and effects of any future acquisitions and dispositions;
- health, safety and environmental risks;
- uncertainties as to the availability and cost of financing and changes in capital markets;
- risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
- changes in general economic and business conditions;
- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and
- results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors, which could affect the Company's operations or financial results, are included in the Company's most recent Annual Information Form. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC).

Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Talisman makes reference to production volumes in this news release. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.